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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2

                             COLLINS INDUSTRIES, INC.
                            (Name of Subject Company)

                             COLLINS INDUSTRIES, INC.
                        (Name of Filing Persons - Offeror)

                      COMMON STOCK, PAR VALUE $.10 PER SHARE
                          (Title of Class of Securities)

                                  194858106
                       (CUSIP Number of Class of Securities)

                             Mr. Donald Lynn Collins
                      President and Chief Executive Officer
                                15 Compound Drive
                          Hutchinson, Kansas 67502-4349
                                 (620) 663-5551
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                              Gary D. Gilson, Esq.
                       Blackwell Sanders Peper Martin LLP
                               Two Pershing Square
                          2300 Main Street, Suite 1000
                           Kansas City, Missouri 64108
                                 (816) 983-8000

                            CALCULATION OF FILING FEE

         Transaction Valuation*                     Amount of Filing Fee**
                 $4,950,000                                $400.45

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         * Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,100,000 shares of Common Stock, par value $.10 per share, at the maximum tender offer price of $4.50 per share in cash.

         **       Previously paid.

         |  |     Check the box if any part of the fee is offset as provided by
                  Rule 0-11(a)(2) and identify the filing with which the
                  offsetting fee was previously paid. Identify the previous
                  filing by registration statement number, or the Form or
                  Schedule and date of its filing.

Amount Previously Paid:                   Filing Party:
                         -------------                 -------------------------

Form or Registration No.:                 Date Filed:
                           -----------                 -------------------------

        |  |     Check the box if the filing relates solely to preliminary
                  communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        |  |      third party tender offer subject to Rule 14d-1.

        |X|       issuer tender offer subject to Rule 13e-4.

        |  |      going-private transaction subject to Rule 13e-3.

        |  |      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer:  |  |

Introductory Statement

This Amendment No. 2 ("Amendment No. 2") amends and supplements the Tender Offer
Statement on Schedule TO, dated October 10, 2003, relating to an issuer tender offer by Collins Industries, Inc., a Missouri corporation (the "Company"), to purchase up to 1,100,000 shares, or such lesser number of shares as are properly tendered, of its common stock, par value $0.10 per share. The Company is offering to purchase these shares at a price not greater than $4.50 nor less than $3.60 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. The Company's tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 10, 2003 and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This
Amendment No. 2 amends and supplements the statement on Schedule TO originally filed on October 10, 2003, and amended in certain respects on November 4, 2003.
This Amendment No. 2 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

In addition to the information set forth below, the information in the Offer to
Purchase and the related Letter of Transmittal, copies of which were attached to the Schedule TO dated October 10, 2003 as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein in response to Items 1 through 11 of the
Tender Offer Statement on Schedule TO.

This Amendment No. 2 amends Item 12 to attach the press release dated November
21, 2003, announcing the current results of the offer, attached as Exhibit
12(a)(13), and the press release dated November 24, 2003, announcing the preliminary results of the offer, attached as Exhibit 12(a)(14).

ITEM 12. EXHIBITS.

(a)(1)   Form of Offer to Purchase, dated October 10, 2003.**

(a)(2)   Form of Letter of Transmittal (including Certification of Taxpayer
         Identification Number on Form W-9).**

(a)(3)   Notice of Guaranteed Delivery.**

(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
         and Other Nominees.**

(a)(5)   Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.**

(a)(6)   Form of Memorandum to Restated Tax Deferred Savings Plan Participants
         and Election Form.**

(a)(7)   Form of Letter to Shareholders of Company, dated October 10, 2003, from
         Donald Lynn Collins, President and Chief Executive Officer of the
         Company.**

(a)(8)   Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.**

(a)(9)   Press Release issued by the Company, dated October 10, 2003.**

(a)(10)  Election Form for Restated Tax Deferred Savings Plan Participants, as
         amended.**

(a)(11)  Form of Letter to Shareholders of Company, dated November 4, 2003, from
         Donald Lynn Collins, President and Chief Executive Officer of the
         Company.**

(a)(12)  Press Release issued by the Company, dated November 4, 2003.**

(a)(13)  Press Release issued by the Company, dated November 21, 2003.

(a)(14)  Press Release issued by the Company, dated November 24, 2003.

(b)(1)   Loan and Security Agreement, dated as of May 17, 2002, by and between
         Collins Industries, Inc. and Fleet Capital Corporation (incorporated herein by reference to Exhibit 10.1 to the Registrant's Report on Form
         10-Q for the quarterly period ended July 31, 2002).**

(b)(2)   Amendment No. 1 to Loan and Security Agreement, dated May 17, 2002
         (incorporated herein by reference to Exhibit 10.9 to the Registrant's
         Report on Form 10-K for the annual period ended October 31, 2002).**

(b)(3)   Amendment No. 2 to Loan and Security Agreement, dated December 31,
         2002.**

(b)(4)   Amendment No. 3 to Loan and Security Agreement, dated October 9,
         2003.**

(d)      Not applicable.

(g)      Not applicable.

(h)      Not applicable.

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**       Previously filed.

    [Remainder of this page intentionally left blank; signature page follows]

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2003

                                 COLLINS INDUSTRIES, INC.

                                 By: /s/ DONALD LYNN COLLINS
                                     -------------------------------------------
                                         Donald Lynn Collins,
                                         President and Chief Executive Officer

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